# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KIDZ AI Inc., CIK 0002022308
CUSIP: 182744300
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 450 7TH AVENUE, 450 7TH AVENUE, NEW YORK, New York (NY), 10123
Date of event which requires filing of this statement: 08/04/2025
Amends the filing with accession number 0001094891-25-000004
Filed by CIK 0002058856
Persons authorized to receive notices and communications: Hui Luo, 450 7th Avenue, New York, New York (NY), 10123, 8003459588

## Reporting persons
- Luo Hui (CIK 0002058856): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,283,314; shared voting power 0; sole dispositive power 8,283,314; shared dispositive power 0; aggregate amount beneficially owned 8,283,314 (39.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock
Name of issuer: KIDZ AI Inc.
Address of issuer's principal executive offices: 450 7TH AVENUE, 450 7TH AVENUE, NEW YORK, New York (NY), 10123

## Item 2. Identity and Background
Name of person filing: Hui Luo
Residence or business address: 450 7th Avenue, Suite 905, New York, New York 10123
Present principal occupation or employment: Chief Executive Officer, KIDZ AI Inc., formerly known as Classover Holdings, Inc., and Class Over Inc.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is not amended by this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is not amended by this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 8,283,314 shares of Class B Common Stock, consisting of (i) 2,000 shares of Class B Common Stock, (ii) 13,071 shares of Class A Common Stock convertible into an equal number of shares of Class B Common Stock and (iii) 522,801 shares of Series A Preferred Stock convertible within 60 days into 8,268,243 shares of Class B Common Stock. Such shares represent approximately 39.1% of the outstanding Class B Common Stock, calculated in accordance with Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 8,283,314 shares of Class B Common Stock beneficially owned by the Reporting Person. The Reporting Person has no shared voting or dispositive power over such shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Class B Common Stock since the filing of Amendment No. 1 to the Schedule 13D. The change in the number of shares reported as beneficially owned results from the application of the current conversion price of $0.6323 to the Series A Preferred Stock and not from any transaction effected by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is not amended by this Amendment No. 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Schedule 13D is not amended by this Amendment No. 2.

## Signatures
- Luo Hui: /s/ Hui Luo, Hui Luo (08/07/2026)